Exhibit 99.2

Operating and Financial Review and Prospects.

A.	Operating Results

General

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included therein, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Overview

We design, develop, manufacture and market automated solutions dedicated for enhancing production processes and yield for the semiconductor fabrication market, principally based on core AOI technology.

We sell our systems worldwide. The vast majority of our sales are to manufacturers in the Asia Pacific region, including China, South East Asia, Korea and Taiwan, due to, among other factors, the migration of the electronic manufacturers into this region.

In the first nine months of 2020, our sales to customers in the Asia Pacific region accounted for approximately 91% of our total revenues.

In addition to revenues derived from the sale of systems and related products, we generate revenues from providing maintenance and support services for our products. We generally provide a one-year warranty with our systems. Accordingly, service revenues are not earned during the warranty period.

Critical Accounting Policies

Critical accounting policies are those that are, in management’s view, most important to the portrayal of a company’s financial condition and results of operations and most demanding judgment calls, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies relate to:

Revenue Recognition. On January 1, 2018, the Company adopted Topic 606 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company’s contracts with its customers include performance obligations to provide and install its products or to service the installed products. A product sale contract may include an extended warranty (that is, for longer than the twelve-month standard warranty), which is considered a separate performance obligation.

The Company recognizes revenue from contracts for sales of products when the Company transfers control of the product to the customer, which is generally upon installation at the customer’s premises. Revenues from the contract are recognized in an amount that reflects the consideration the Company expects to be entitled to receive once the product is operating in accordance with its specifications and signed documentation of the arrangement, such as a signed contract or purchase order, has been received. Payment terms with customers may vary, but are generally based on milestones within the delivery process such as shipping and installation. Payment terms do not include significant financing components.

In the limited circumstances when the products are installed by a trained distributor acting as an end user, revenue is recognized upon delivery to the distributor assuming all other criteria for revenue recognition are met.

The Company does not incur costs in obtaining a contract except for agents’ commissions, which are incurred upon the recognition of revenues. Revenues are recognized over a period of less than a year and as such, there are no underlying sales commissions to be capitalized.

Service revenues consist mainly of contracts charged under time and material arrangements. Service revenues from maintenance contracts are recognized ratably over the contract period.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers.

The Company’s multiple performance obligations consist of product sales and non-standard warranties. A non-standard warranty is one that is for a period longer than 12 months. Accordingly, income from a non-standard warranty is deferred as unearned revenue and is recognized ratably as revenue commencing with and over the applicable warranty term.

The Company records contract liabilities when the customer has been billed in advance of the Company completing its performance obligations. These amounts are recorded as deferred revenue in the Consolidated Balance Sheets.

Valuation of Accounts Receivable.  We review accounts receivable to determine which are doubtful of collection. In making this determination of the appropriate allowance for doubtful accounts, we consider information at hand regarding specific customers, including aging of the receivable balance, evaluation of the security received from customers, our history of write-offs, relationships with our customers and the overall credit worthiness of our customers. Changes in the credit worthiness of our customers, the general economic environment and other factors may impact the level of our future write-offs.

Valuation of Inventory.  Inventories consist of completed systems, partially completed systems and components, and are recorded at the lower of cost, determined by the moving – average basis, or market. We review inventory for obsolescence and excess quantities to determine that items deemed obsolete or excess inventory are appropriately reserved. In making the determination, we consider forecasted future sales or service/maintenance of related products and the quantity of inventory at the balance sheet date, assessed against each inventory item’s past usage rates and future expected usage rates. Changes in factors such as technology, customer demand, competing products and other matters could affect the level of our obsolete and excess inventory in the future.

In the first nine months of 2020 we wrote-off inventory in the amount of approximately $0.1 million. In the year 2019 we wrote-off inventory in the amount of approximately $0.2 million. The write-off amounts are included in the line item called "Cost of products sold", in the consolidated statements of operations. The write-offs create a new cost basis and are a permanent reduction of inventory cost. The write-off was made against damaged, obsolete, excess and slow-moving inventory. Inventory that is not expected to be converted or consumed in the following 12 months is classified as non-current. As of September 30, 2020, a $4.1 million portion of our inventory was classified as non-current. Management periodically evaluates our inventory composition, giving consideration to factors such as the probability and timing of anticipated usage and the physical condition of the items, and then estimates a charge (reducing the inventory) to be provided for slow moving, technologically obsolete or damaged inventory. These estimates could vary significantly from actual requirements based upon future economic conditions, customer inventory levels or competitive factors that were not foreseen or did not exist when the inventory write-offs were established.

Intangible assets. Patent registration costs are capitalized at cost and amortized, beginning with the first year of utilization, over its expected life of ten years.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value.

Provisions for contingent liabilities. A contingency (provision) in accordance with ASC Topic 450-10-05, Contingencies, is an existing condition or situation involving uncertainty as to the range of possible loss to the entity. A provision for claims is recognized if it is probable (likely to occur) that a liability has been incurred and the amount can be estimated reasonably. Provisions in general are highly judgmental, especially in cases of legal disputes. We assess the probability of an adverse event and if the probability is evaluated to be probable, we are required to fully provide for the total amount of the estimated contingent liability. We continually evaluate our pending provisions to determine if accruals are required. It is often difficult to accurately estimate the ultimate outcome of a contingent liability. Different variables can affect the timing and amount we provide for certain contingent liabilities. Our assessments are therefore subject to estimates made by us and our legal counsel, adverse revision in our estimates of the potential liability could materially impact our financial condition, results of operations or liquidity.

Valuation of Long Lived Assets. We apply ASC Subtopic 360-10, "Property, Plant and Equipment".  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of the long lived asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as computed by subtracting the fair market value of the asset from its carrying value. We prepare future cash flows based on our best estimates including projections and financial statements, future plans and growth estimates.

Income Taxes. We account for income taxes under ASC Subtopic 740-10 Income Taxes – Overall.  Deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. The rates applied are those enacted in law as of September 30, 2020. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carry-forwards are available. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

Our financial statements include deferred tax assets, net, which are calculated according to the above methodology. If there is an unexpected critical deterioration in our operating results and forecasts, we would have to increase the valuation allowance with respect to those assets. We believe that it is more likely than not that those net deferred tax assets included in our financial statements will be realized in subsequent years.

Stock Option and Restricted Share Plans. We account for our employee stock-based compensation awards in accordance with ASC Topic 718, Compensation - Stock Compensation. ASC Topic 718 requires that all employee stock‑based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. We estimate grant date fair value using the Black‑Scholes-Merton option‑pricing model. Forfeitures are recognized when they occur.

Leases. On January 1, 2019, we adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02) using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842.

Upon adoption, we recognized total a right-of-use (ROU) assets of approximately $2.1 million, with corresponding lease liabilities of approximately $2.1 million on the consolidated balance sheets. The adoption did not impact our beginning retained earnings, or prior year consolidated statements of income and statements of cash flows.

Under Topic 842, we determine if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, we consider only payments that are fixed and determinable at the time of commencement. As most of our leases do not provide an implicit rate, we use its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our incremental borrowing rate is a hypothetical rate based on its understanding of what our credit rating would be (2.5% in 2020). Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. When determining the probability of exercising such options, we consider contract-based, asset-based, entity-based, and market-based factors. Lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the consolidated statements of income. Our lease agreements generally do not contain any residual value guarantees or restrictive covenants.

Operating lease ROU assets are presented as property, plant and equipment on the consolidated balance sheet. The current portion of operating lease liabilities is included in other current liabilities and the long-term portion is presented within long-term liabilities on the consolidated balance sheet.

For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets for operating leases are periodically reduced by impairment losses. We use the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

Comparison of Period to Period Results of Operations

The following table presents consolidated statement of operations data for the periods indicated as a percentage of total revenues from continuing operations:

	Nine Months Ended September 30,
	2020	2019
Revenues	100.0%	100.0%
Cost of revenues	53.4%	51.5%
Gross profit	46.6%	48.5%
Operating expenses:
Research and development, net	13.0%	11.8%
Selling, general and administrative expenses	19.9%	19.5%
Total operating expenses	32.9%	31.3%
Operating income	13.6%	17.2%
Financial income, net	0.9%	0.3%
Income tax (expenses) benefit	(1.3)%	1.5%
Net income from continuing operations	13.2%	16.11%
Income from discontinued operations
Income before tax expense, net	-	1.2%
Income tax expenses	-	(0.1)%
Net income from discontinued operations	-	1.2%

Net income	13.2%	17.2%

Nine months Ended September 30, 2020 compared to Nine months ended September 30, 2019

Revenues. Revenues increased by 6% to $107.2 million in the first nine months of 2020 compared to $ 100.8 million in the first nine months of 2019.

Gross Profit. Gross profit consists of revenues less cost of revenues, which includes the cost of components, production materials, labor, service related expenses, depreciation, factory and overhead expenses and provisions for warranties. These expenditures are partially affected by sales volume. Our total gross profit increased to $49.9 million in the first nine months of 2020 from $ 48.9 million in the first nine months of 2019, an increase  of $1 million, or 2%. Our gross margin decreased to 46.6% in the first nine months of 2020 compared to a gross margin of 48.5% in the first nine months of 2019, primarily due to sales mix. In the first half of 2020, the Company received orders for multiple 2D inspection machines with basic configuration and  accordingly relatively lower ASP, which resulted in lower gross margins, this was partially offset by improved mix and higher revenues in the third quarter of 2020 compared to the third quarter of 2019.

Research and Development Costs. Research and development expenses consist primarily of salaries, materials consumption and costs associated with subcontracting certain development efforts. Total research and development expenses in the first nine months of 2020 increased to $14.0 million from $11.9 million in the first nine months of 2019 due to increased activity.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of expenses associated with salaries, commissions, promotion and travel, professional services and rent costs. Our selling, general and administrative expenses increased by 9% to $21.4 million in the first nine months of 2020 from $19.7 million in the first nine months of 2019, mainly due to an increase in shipping costs as a result of the Covid-19 pandemic and increased salary and related expenses due to the increased activity.

Financial Income (Expenses), Net. Financial income/expenses consist of interest, revaluation and other bank fees. We had net financial income of $1.0 million in the first nine months of 2020, compared to net financial income of $0.3 million in the first nine months of 2019. These changes mainly relate to a decrease in revaluation expenses and interest received on increased short-term deposits.

Provision for Income Taxes. Income tax expense was $1.4 million in the first nine months of 2020 compared to expense of $1.5 million in the first nine months of 2019, mainly due to decreased income before tax.

Income from Discontinued Operations. In the first nine months of 2019, we recognised net income of $1.2 million related to the earn-out portion of the sale of the PCB business unit which was based upon its financial performance in 2018.

Net Income. We realized net income of $14.1 million in the first nine months of 2020 compared to net income of $17.4 million in the first nine months of 2019, in light of the factors discussed above.

B.          Liquidity and Capital Resources

 Our cash and cash equivalent and short-term deposit balances totalled approximately $106.0 million on September 30, 2020 and $89.5 million on December 31, 2019. Our cash is invested in bank deposits spread among several banks, primarily in Israel.

 In June 2019, we raised $16.2 million pursuant to the share issuance to Chroma Ate, Inc. ("Chroma").

Our working capital was approximately $132.5 million at September 30, 2020 and $116.1 million at December 31, 2019. The increase is mainly attributed to the increase in cash and cash equivalents, short-term deposits, trade accounts receivable and inventory, offset by the increase in trade accounts payable and other current liabilities.

Our capital expenditures during the first nine months of 2020 were approximately $1.6 million, mainly in support of our operating activities.

Cash flow from operating activities

Net cash and cash equivalents provided by operating activities for the nine months ended September 30, 2020, totalled $17.4 million. Net cash and cash equivalents provided by operating activities for the nine months ended September 30, 2019 totalled $18.1 million.

During the nine months ended September 30, 2020, cash provided by operating activities was primarily attributed to the positive net income and the increase in trade accounts payable and other liabilities, offset by the increase in trade accounts receivable and inventory.

Cash flow from investing activities

Cash flow used in investing activities in the nine months ended September 30, 2020, was $30.1 million, primarily due to investment in short-term deposits, compared to $25.2 million in the nine months ended September 30, 2019.

Cash flow from financing activities

Cash flow provided by financing activities in the nine months ended September 30, 2020 was $0.5 million, due to proceeds from the exercise of share options. Cash flow provided by financing activities in the nine months ended September 30, 2019 was $9.9 million, due to proceeds from the share issuance to Chroma and the exercise of share options, partially offset by a divided payment.